SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 2)

Travelport Worldwide Limited
(Name of Issuer)

Common Shares, par value $0.0025 per share
(Title of Class of Securities)

G9019D104
(CUSIP Number)

Elliott Associates, L.P.

c/o Elliott Management Corporation

40 West 57th Street

New York, NY 10019

with a copy to:

Eleazer Klein, Esq.
Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9019D104	Schedule 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Elliott Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G9019D104	Schedule 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Elliott International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G9019D104	Schedule 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Elliott International Capital Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G9019D104	Schedule 13D/A	Page 5 of 7 Pages

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 30, 2019, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent.

At the Effective Time, each Common Share issued and outstanding as of immediately prior to the Effective Time (other than Owned Company Shares or Dissenting Shares) was cancelled, extinguished and converted into the right to receive cash in an amount equal to $15.75, without interest thereon. Prior to the Effective Time, the Elliott Funds contributed their Common Shares to Parent for cancellation at the Effective Time without payment of any consideration therefor.

At the Effective Time, the Issuer’s bye-laws were amended and restated in their entity, a copy of such amended and restated bye-laws are attached as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed on May 30, 2019.

Following the closing of the Merger, the Common Shares that previously traded under the ticker symbol “TVPT”, ceased trading on, and were delisted from, the New York Stock Exchange, in each case prior to the open of trading on May 31, 2019. In addition, the Common Shares will be deregistered under the Securities Exchange Act of 1934, as amended.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, which was incorporated as Exhibit 99.2 to Amendment No. 1 to the Schedule 13D by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on December 10, 2018.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (c) and (e) of the Schedule 13D are hereby amended and restated as follows:

(a) As a result of the consummation of the Merger on May 30, 2019, as of the date hereof, Elliott, Elliott International and EICA collectively have beneficial ownership of 0 Common Shares constituting 0% of the Common Shares outstanding and combined economic exposure in the Issuer equivalent to 0 Common Shares constituting 0% of the outstanding Common Shares.

As of the date hereof, Elliott beneficially owned 0 Common Shares, constituting 0% of the Common Shares outstanding.

As of the date hereof, Elliott International, and EICA, as the investment manager of Elliott International, beneficially owned 0 Common Shares, constituting 0% of the Common Shares outstanding.

CUSIP No. G9019D104	Schedule 13D/A	Page 6 of 7 Pages

(c) Except for the transactions described in Item 4 of this Amendment No. 2, no transactions in the Common Shares were effected in the past 60 days by the Reporting Persons, and, to the best of the knowledge of the Reporting Persons, by any of the other persons listed in Item 2 of this Schedule 13D.

(e) May 30, 2019.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 30, 2019, all of the Physical Derivative Agreements and Cash Derivative Agreements previously described in this Item 6 terminated in accordance with their terms. As a result, the Reporting Persons no longer have economic exposure to any Common Shares through such agreements.

CUSIP No. G9019D104	Schedule 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: May 31, 2019

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President